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     NOTICE OF SPECIAL MEETING
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A Special Meeting (the “Meeting”) of the shareholders of Leading Brands, Inc. (the “Company”) will be held on Friday, November 14, 2008 in the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (Pacific Time) for the following purposes:

1.	To consider and, if thought fit, to pass a special resolution to consolidate all of the Company’s common shares, as more fully set out in the Information Circular accompanying this Notice.

2.	To consider and, if thought fit, to pass an ordinary resolution to increase the number of authorized post- consolidation common shares of the Company to 500,000,000 common shares.

3.	To transact such other business as may properly come before the Meeting and any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and form of proxy. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

A registered shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the form of proxy enclosed and then complete and deposit the form of proxy with Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, within the time set out in the notes, as set out below. The form of proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory. Instructions for execution and delivery of a proxy by telephone or the Internet are provided on the attached form of proxy.

The completed form of proxy must be deposited at the office of Computershare Trust Company of Canada set out above and must be received at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or may be deposited with the Chairman of the Meeting prior to commencement.

The enclosed form of proxy is solicited by management but a registered shareholder may amend it, if he so desires, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person which he wishes to represent him at the Meeting.

DATED at Vancouver, British Columbia, the 14th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ralph McRae
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Ralph D. McRae
Chairman and Chief Executive Officer